COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20812 [redacted]

4th January 2008

08000128

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

RECEIVED
2008 JAN 10 A 7:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 19 December 2007 relating to trading update.
2. Stock Exchange announcement dated 19 December 2007 relating to acquisition.
3. Stock Exchange announcement dated 20 December 2007 relating to Director/ PDMR shareholding.
4. Stock Exchange announcement dated 3 January 2008 relating to total voting rights.
5. Stock Exchange announcement dated 3 January 2008 relating to acquisition completion.
6. Notice of allotment of shares or securities on Form 88(2) dated 14 December 2007.
7. General Purposes Committee resolutions allotting securities dated 14 December 2007.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
JAN 14 2008
THOMSON
FINANCIAL

J M Pope
Company Secretary/Solicitor

Company	Cobham PLC
TIDM	COB
Headline	Trading Update
Released	07:02 19-Dec-07
Number	2418K

RNS Number:2418K
Cobham PLC
19 December 2007

#228
19 December 2007

Trading Update

In line with its regular practice, Cobham plc ('Cobham' or 'the Group') is today updating the market on trading prior to its 31 December 2007 year end and ahead of its preliminary results announcement on 6 March 2008.

Consistent with expectations and the first half, the technology divisions have continued to achieve strong organic revenue growth. Group trading profit in the eleven months to the end of November 2007 was ahead of the prior year, despite currency headwind. The Air Refuelling and Auxiliary Mission Equipment Division has had extremely strong order intake in the second half and current trading is consistent with previous guidance that 2007 trading profit in this division will be considerably ahead of the prior year.

In 2008 Cobham will continue to progress the implementation of its strategy and plans to consolidate its existing six divisions into four, to achieve the following business and commercial advantages:

- Broader scope for technology development;
- Increased potential for synergies from the integration of operating units;
- Greater management strength in depth at the divisional level;
- Significantly enhanced Cobham sales and marketing presence in USA;
- More extensive use of the Cobham brand name, increasing customer recognition.

These four divisions will be:

- Cobham Avionics and Surveillance;
- Cobham Defence Electronics Systems;
- Cobham Mission Systems; and
- Cobham Aviation Services.

Cobham Defence Electronic Systems and Cobham Avionics & Surveillance are to be enlarged by absorbing the military and commercial businesses respectively of Cobham Antennas. A Cobham Mission Systems Division will be formed from Life Support and Air Refuelling & Auxiliary Mission Equipment to focus on electro mechanical equipment. Cobham Flight Operations and Services will be renamed Cobham Aviation Services and will have the responsibility for managing Cobham's involvement in the FSTA programme.

It is anticipated that the divisional consolidation will reinforce existing Group organic growth expectations and increase the potential for the technology divisions to achieve growth rates in excess of this. It is intended that full year 2007 results will be disclosed according to the new divisional structure. A detailed construct of the new divisions and the historical financial performance by division are available on the Cobham website, www.cobham.com.

In October, the Group signed a Memorandum of Agreement with Boeing Integrated

Defense Systems to provide the composite Body Fuel Tank System for the KC-767 Advanced Tanker. As a result of this important development, Cobham will now have a substantial programme position on the USAF KC-X programme regardless of the platform selected. In December, Cobham announced a £9 million contract, including spares and support, to supply and integrate its 754 buddy store refuelling system on SU-30 MKM fighters for the Royal Malaysian Air Force.

The Group agreed to acquire S-TEC Corporation ('S-TEC'), subject to regulatory approval, for a cash consideration of US$38 million in November. S-TEC is an excellent technological and market fit in the development of a Cobham cockpit of avionics. Completion of the purchase is anticipated around the year end.

Also in December, Cobham completed the acquisition of the assets and intellectual property of Advanced Design and Development Electronics Inc ('ADDE') for a cash consideration of US$5 million. ADDE is a market leader in miniature linear cryogenic cooler products used in military and commercial infrared systems for observation, guidance, targeting and missile warning detection. It will be integrated into Cobham's Life Support Division in Davenport, Iowa, USA.

Cobham's strategy is to build on its leading positions in rapidly growing markets by increasing its investment in technology and through capability enhancing acquisitions. Coupled with its operational improvement programme, strong order book of approximately £1.7 billion and robust balance sheet, the Board remains confident the Group is well positioned for continuing profitable growth.

- ends -

ENQUIRIES

Cobham plc	
Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Group Financial Director	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)1202 857998
Weber Shandwick Financial	
Susan Ellis/Louise Robson	+44 (0)20 7067 0700

NOTES

1. Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. Cobham specialises in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

2. This document contains 'forward-looking statements' with respect to the financial condition, results of operations and business of Cobham and to certain of Cobham's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal', or 'estimates'. By their very nature, forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or will occur in the future.

There are various factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies, political situations and markets in which the Group operates; changes in government priorities due to programme reviews or revisions to strategic objectives: changes in the regulatory or competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; changes to or delays in programmes in which the Group is involved;

the completion of acquisitions and divestitures and changes in exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Cobham or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Cobham does not intend to update these forward-looking statements.

END

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Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	09:46 19-Dec-07
Number	2509K

RNS Number:2509K
Cobham PLC
19 December 2007

#229
19 December 2007

COBHAM REACHES AGREEMENT TO PURCHASE US SURVEILLANCE AND ATTACK BUSINESS FOR US$240 MILLION

Cobham plc ('Cobham') is pleased to announce that it has reached agreement to purchase the Surveillance and Attack business unit of BAE Systems Inc ('BAE Systems') for a cash consideration of US$240 million on a debt and cash free basis payable on completion. The goodwill arising on completion is an allowable tax expense with an estimated net present value of US$45 million, resulting in an effective price of US$195 million. The acquisition is expected to complete in the first quarter of 2008, subject to regulatory approval. On completion, the unit, which is based in Lansdale, Pennsylvania, USA, will be renamed Sensor and Antenna Systems, Lansdale Inc ('Lansdale').

Information on the Business

Lansdale is a world leading developer of Electronic Warfare ('EW') technology and supplier of EW subsystems for military aircraft. The equipment is used primarily for stand-off radar and communication jamming and also self-protection radar warning on US Military aircraft. Products include high power transmitters, antennas, integrated microwave assemblies, control electronics and subsystems, which are currently used on fixed wing military platforms including the F-16, F-18, EA-6B, EA-18G, V-22 and on rotary military platforms such as the MH-47 and MH-60. Lansdale employs approximately 400 people, including some 90 engineers. The acquisition brings with it a strong management team who will stay with Lansdale.

Rationale and benefits of the acquisition

The acquisition is consistent with Cobham's stated strategy of increasing shareholder value through organic growth and selective, value enhancing acquisitions within the Aerospace and Defence sector.

The acquisition is highly complementary to the existing Cobham Defence Electronic Systems ('CDES') US microwave business, bringing additional subsystem product and design resource. It will be operated under the existing Special Security Agreement with the US Department of Defense.

The acquisition will accelerate Cobham's plans to establish itself as a premier RF (radio frequency) front-end subsystem company. In addition, the Monolithic Microwave Integrated Circuit technology and antenna expertise existing within CDES, particularly within the REMEC Defense and Space business, is highly complementary and will benefit Lansdale and provide new opportunities for growth in this area. The acquisition significantly enhances Cobham's ability to develop products that meet the large and growing worldwide market for C4IEWSR equipment (Command, Control, Communications, Computers, Intelligence, Electronic Warfare, Surveillance and Reconnaissance) while also both deepening and diversifying Cobham's customer and platform base.

Additional investment on product development, technology and marketing is planned to fully exploit the growth potential of Lansdale. It is anticipated that Lansdale will grow in line with the rest of the Sensor and Antenna Systems business over the medium term.

Financial Information

For the year ended 31 December 2006, the Business generated operating profits of US$14 million on revenue of US$91 million. At 30 September 2007, gross assets were approximately US$34 million. The effective price represents a multiple of approximately 11.1x 2006 EBITDA. It is expected that the acquisition will be earnings enhancing in 2008.

Allan Cook, Cobham Chief Executive, said:
"This acquisition greatly accelerates our development into antenna front-end subsystems as well as the defence electronics attack market. Lansdale, with its established subsystem capabilities and positions on a number of important fixed and rotary wing aircraft, is an excellent fit with our strategy."

- ends -

ENQUIRIES

Cobham plc	
Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Group Financial Director	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)1202 857998
Julian Hellebrand, Group Director of Communications	+44 (0)1202 857651
Weber Shandwick Financial	
Susan Ellis/Louise Robson	+44 (0)20 7067 0700

NOTES

1. Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The Company specialises in the provision of components, sub-systems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

2. Cobham Defence Electronic Systems (CDES) designs and manufactures microwave components, integrated assemblies and sub-systems for the US Department of Defense and other military and government customers around the world. It is a leading developer of all classes of air, ground and shipboard antenna sub-systems, positioners, radomes, high-power microwave components and integrated assemblies, and is the market leader for many niche microwave products. CDES is also the world leader in advanced tactical military vehicle intercom systems and soldier and ground vehicle situation awareness products.

Nothing in this press release should be construed as a profit forecast or be interpreted to mean that the future earnings per share of Cobham will necessarily be the same as, or greater than, the earnings per share for completed financial periods.

This document contains 'forward-looking statements' with respect to the financial condition, results of operations and business of Cobham and to certain of Cobham's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal', or 'estimates'. By their very nature, forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or will occur in the future.

There are various factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the

economies, political situations and markets in which the Group operates; changes in government priorities due to programme reviews or revisions to strategic objectives: changes in the regulatory or competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; changes to or delays in programmes in which the Group is involved; the completion of acquisitions and divestitures and changes in exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Cobham or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Cobham does not intend to update these forward-looking statements.

END

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Regulatory Announcement

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RECEIVED

2008 JAN 10 A 7:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	16:21 20-Dec-07
Number	4329K

RNS Number:4329K
Cobham PLC
20 December 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

.....Cobham plc.............................

2. The notification relates to a transaction notified in accordance with DTR 3.1.2R

....

3. Name of person discharging managerial responsibilities/director

...G F PAGE...............................

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

.........N/A..........................

5. Indicate whether the notification is in respect of a holding of the person

referred to in 3 or 4 above or in respect of a non-beneficial interest

...In respect of the person referred to in 3 above.......

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

......Ordinary 2.5p shares..................

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

......Share Nominees Limited............

....

8 State the nature of the transaction

PEP Re-investment: 167 - General PEP, 36 - SC PEP (97/98), 47 - SC PEP (95/96)

....

9. Number of shares, debentures or financial instruments relating to shares acquired

.........250..........................

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

....

11. Number of shares, debentures or financial instruments relating to shares disposed

......N/A.............................

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

......N/A.............................

13. Price per share or value of transaction

......191.4p............................

14. Date and place of transaction

......18th December 2007 UK.............................

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

....

16. Date issuer informed of transaction

......19th December 2007 ....

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

......J M Pope 01202 857552..............................

Name and signature of duly authorised officer of issuer responsible for making notification

...J M Pope ....

Date of notification

......20th December 2007..............................

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	16:20 03-Jan-08
Number	0526L

RECEIVED

2008 JAN 10 A 7:03

RNS Number:0526L
Cobham PLC
03 January 2008

Cobham plc - total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,135,355,340 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,135,355,340.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	S-TEC Acquisition Completion
Released	10:05 03-Jan-08
Number	9891K

RNS Number:9891K
Cobham PLC
03 January 2008

#231
3 January 2008

COBHAM COMPLETES PURCHASE OF S-TEC IN THE USA FOR US$38 MILLION

Cobham plc ('Cobham') announces that it has successfully completed the purchase, originally announced on 21 November 2007, of S-TEC Corporation from Meggitt plc for a cash consideration of US$38m on a debt and cash free basis. As anticipated, this transaction has now received approval from the Committee on Foreign Investments in the United States (CFIUS).

S-TEC designs, certifies and manufactures autopilots for general aviation aircraft, ranging from small single-engined to light commuter aircraft. Based at Mineral Wells Airport in Texas, USA, S-TEC has a workforce of 180 people, including many skilled avionics engineers who are capable of supporting the development of Cobham products.

S-TEC is an excellent technological and market fit in the development of a Cobham cockpit of avionics. Original Equipment Manufacturers (OEMs) increasingly expect their avionics supplier to provide an autopilot solution, with the market moving towards the inclusion of autopilots in EFIS type displays, such as Cobham's, to reduce weight, wiring and integration costs. S-TEC also has a strong presence in the retrofit market which Cobham can leverage, and positions with many OEMs including Adam, Cirrus, Eclipse, Piper and Pilatus.

ENQUIRIES
Cobham plc

Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Group Financial Director	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)7720 999764
Julian Hellebrand, Group Director of Communications	+44 (0)1202 857651

Weber Shandwick Financial
Susan Ellis/Louise Robson +44 (0)20 7067 0700

NOTES
Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. Cobham specialises in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

Cobham Avionics and Surveillance Division designs, qualifies, manufactures, certifies and supports a comprehensive range of electronic products for airborne, marine, land and special purpose applications. The division serves three principal markets: Avionics, Law Enforcement/National Security and Search and Rescue. Included in the product base are fully certified Electronic Flight Instrument Systems with complete cockpit communication/navigation and sensor capability, Cospas/SarSat certified marine, air and land Search and Rescue devices, and state-of-the-art law enforcement tracking, monitoring and surveillance equipment.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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SECRETARIAT

File No. 0234923

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	12	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	75,900		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File No. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode E C 3 P 3 D B	Ordinary 2.5p, £,	29,020
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode E C 3 P 3 D B	Ordinary 2.5p, £,	31,100
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode E C 3 P 3 D B	Ordinary 2.5p, £,	15,780
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] JM POPE Date 17/12/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 14th December 2007

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (2004) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.09.04	J F Moore	12.12.07	29,020 ("U")	£39,099.60
20.09.04	A Pellerin	"	31,100 ("U")	£41,902.06

1.2 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

20.11.01	M Montemagno	12.12.07	15,780 ("U")	£17,089.74

It was resolved that a total of 75,900 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (p)
J F Moore	29,020	134.7083
A Pellerin	31,100	134.7083
M Montemagno	15,780	1.058

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 75,900 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

END